

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 8, 2016

Via E-mail
Paul Miller
Manager
Gourmet Renee, LLC
322-326 Elm St.
Ludlow, KY 41016

Re: Gourmet Renee, LLC
Offering Statement on Form 1-A
Filed March 15, 2016
File No. 024-10533

Dear Mr. Miller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part I

Financial Statements

1. Please revise to reconcile your balance sheet. We note that total assets do not equal total liabilities plus stockholders' equity.

2. Please provide a statement of cash flows and stockholders' equity for the last two fiscal years preceding the latest balance sheet date presented. See Part F/S to instructions to Form 1-A.

3. Please revise to provide footnote disclosures in accordance with U.S. GAAP.

Part II

General

4. Please provide the legends required by Rules 253(f) and 254(a) of Regulation A.

5. Given the operating agreement assumes the LLC will be treated as a partnership for federal income tax consequences, please provide disclosure regarding the material federal tax consequences and provide a tax opinion or tell us why you do not believe this is required. See Compliance and Disclosure Interpretation Question 128.07 for Securities Act Forms available on the Commission's website.

Exhibits

6. We note the legality opinion noted as exhibit 12.1 in the Index to Exhibits. Please file a final version of the opinion prior to requesting qualification.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Richard G. Schmalzl, Esq.
       Graydon Head & Ritchey LLP